UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD 21202
France	United States
(Head Office)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated October 23, 2024, announcing its financial results for the period ended September 30, 2024.

Attached hereto as Exhibit 99.2 is a copy of a presentation of the Company, dated October 23, 2024, summarizing its financial results for the period ended September 30, 2024.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on October 23, 2024.

99.2	Presentation posted by Constellium SE on October 23, 2024.

The information contained in Exhibit 99.1 of this Form 6-K (except for the paragraphs on page 2 containing certain quotes by the Chief Executive Officer, and the sections titled “Valais Update” and “Outlook”), is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission. Exhibit 99.2 is not incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

October 23, 2024	By:	/s/ Jack Guo
	Name:	Jack Guo
	Title:	Chief Financial Officer